Exhibit 99.1

Mereo BioPharma Group plc

PDMR Notification

London and Redwood City, Calif., October 12, 2020 – Mereo BioPharma Group plc (NASDAQ: MREO, AIM: MPH), “Mereo” or “the Company”, a clinical-stage biopharmaceutical company focused on oncology and rare diseases, received notification that on October 09, 2020, Charles Sermon, General Counsel at Mereo, purchased 18,405 American Depositary Shares (ADSs) at a price of USD 2.41 per ADS.

The below announcement and notification is made in accordance with the EU Market Abuse Regulation. The form required under the EU Market Abuse Regulation follows.

1	Details of the person discharging managerial responsibilities

a)	Name	Charles Sermon

2	Reason for the notification

a)	Position/status	General Counsel

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Mereo BioPharma Group plc

b)	LEI	213800U8JQHIJOS5AS09

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument and identification code	AMERICAN DEPOSITARY SHARE (ADS) EACH REPRESENTING 5 MEREO BIOPHARMA GROUP PLC ORDINARY SHARES OF £0.003 EACH

b)	Nature of the transaction	PURCHASE

c)	Price(s) and volume(s)

		Price(s)	Volume(s)
		USD 2.41	18,405

d)	Aggregated information: volume, Price

e)	Date of the transaction	2020-10-09

f)	Place of the transaction	XNMS (Nasdaq Global Market)